FOR IMMEDIATE RELEASE
March 4, 2009
Manulife Financial Corporation completes Preferred Share offering
TORONTO — Manulife Financial Corporation (“Manulife”) today announced that it has completed its offering of 18 million Non-cumulative 5-Year Rate Reset Class A Shares, Series 4 (the “Series 4 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $450 million.
The offering was underwritten by a syndicate of investment dealers led by RBC Capital Markets and CIBC World Markets. The sale of 18 million Series 4 Preferred Shares included the exercise in full by the underwriters of their option to purchase four million shares. The Series 4 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.D.
The Series 4 Preferred Shares were issued under a prospectus supplement dated February 25, 2009 to Manulife’s base shelf prospectus dated March 12, 2007.
The Series 4 Preferred Shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the Series 4 Preferred Shares in the United States and any public offering of the shares in the United States must be made by means of a prospectus.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$330 billion) as at December 31, 2008.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.
Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com
Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com